MEMORANDUM OF RESPONSES

RICK’S CABARET INTERNATIONAL, INC.

FILE NO. 001-13992

FORM 10-K for the Fiscal Year September 30, 2012

Filed December 14, 2012

1.	The new “nightclub” in the 40%-owned subsidiary has never really opened as a nightclub. The operator only had some private parties in the space and, in fact, the operator was recently evicted from the space. The operator made the decision to open or not to open a club and our only ability to have any influence rests in our ownership of the real estate, not from our 40% ownership of the entity. We have never received any cash flows from the subsidiary since we sold the 60% and we do not anticipate receiving any in the near term future. Our remaining unimpaired investment amounted to approximately $96,000 at September 30, 2012. We believe this investment is recoverable in the future due to the Sexually Oriented Business license which is held in the entity and the location. We reiterate that the amounts recorded as discontinued operations for this entity are only the former nightclub that operated in the space. We also believe that this entity is not material to the Company’s consolidated financial statements and any disclosure of lack of future cash flows would not be material.

2.	The “loss on sale” in 2010 shown actually represents the impairment taken in continuing operations during 2010 after we shut down a club and reopened in a change of concept, before the club was finally shut down and shown as discontinued in 2011. The original impairment in 2010 was calculated based on the excess of net assets of the unit over a valuation from a third party valuation expert. The loss on closing in 2011 was related to writing off the remaining assets existing at the time we shut down and sold the 60% interest.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

RICK'S CABARET INTERNATIONAL, INC.

Date: April 2, 2013	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: April 2, 2013	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer